Exhibit (h)(xiii)

AMENDED AND RESTATED FEE WAIVER AGREEMENT

This Agreement is entered into as of the 21st day of March 2025, as amended and restated on August 31, 2025 and August 31, 2026, by and between Polen Capital Credit, LLC (the “Adviser”) and FundVantage Trust (the “Trust”), on behalf of the Polen Floating Rate Income ETF and the Polen High Income ETF (each, an “ETF” and collectively, the “ETFs”), separately and not jointly.

WHEREAS, the Adviser desires to waive 0.10% (10 basis points) of its advisory fee with respect to each ETF, the amount of which is set forth in Schedule B to the Investment Advisory Agreement between the Adviser and the Trust on behalf of the ETFs, dated March 21, 2025 (the “Contractual Advisory Fee”);

WHEREAS, effective August 31, 2025, the Adviser amended and restated this Agreement to extend the term to August 31, 2026; and

WHEREAS, effective August 31, 2026, the Adviser wishes to amend and restate this Agreement to extend the term to August 31, 2027, and to exclude other costs of borrowing;

NOW, THEREFORE, the parties agree as follows:

Fee Waiver. The Adviser agrees to waive 0.10% (10 basis points) of its Contractual Advisory Fee.

Term. This Agreement shall terminate on August 31, 2027, or at an earlier date upon the discretion of the Board of Trustees of the Trust, unless extended, terminated, modified, or revised by the mutual agreement of the parties, as provided for in writing.

Effective as of the date first set forth above.

Polen Capital Credit, LLC

By:	/s/ Joshua L. McCarthy
Name:	Joshua L. McCarthy
Title:	General Counsel and Chief Compliance Officer

FundVantage Trust, on behalf of each ETF

By:	/s/ Joel L. Weiss
Name:	Joel L. Weiss
Title:	President